Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED MAY 15, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017, as supplemented by Supplement No. 1, dated April 16, 2018 and Supplement No. 2, dated April 26, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of June 1, 2018;

B.	the calculation of our April 30, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering; and

D.	updated experts information.
A. June 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of June 1, 2018 (and redemptions as of May 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4850
Class S	$7.4850
Class D	$7.4850
Class I	$7.4850
Class E	$7.4850
The transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
B. April 30, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

S-1

The following table sets forth the components of total NAV as of April 30, 2018 and March 31, 2018:

	As of
(in thousands)	April 30, 2018	March 31, 2018
Office properties	$1,152,800	$1,160,050
Retail properties	862,400	861,950
Industrial properties	104,690	65,700
Total investments	$2,119,890	$2,087,700
Cash and other assets, net of other liabilities	18,517	15,807
Debt obligations	(1,102,882)	(1,062,175)
Aggregate Fund NAV	$1,035,525	$1,041,332
Total Fund Interests outstanding	138,346	139,604

The following table sets forth the NAV per Fund Interest as of April 30, 2018 and March 31, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of April 30, 2018
Monthly NAV	$1,035,525	$15,754	$15,473	$18,507	$253,837	$648,312	$83,642
Fund Interests outstanding	138,346	2,105	2,067	2,472	33,913	86,615	11,174
NAV Per Fund Interest	$7.4850	$7.4850	$7.4850	$7.4850	$7.4850	$7.4850	$7.4850

As of March 31, 2018
Monthly NAV	$1,041,332	$15,721	$11,863	$18,594	$251,759	$659,781	$83,614
Fund Interests outstanding	139,604	2,108	1,590	2,493	33,751	88,452	11,210
NAV Per Fund Interest	$7.4592	$7.4592	$7.4592	$7.4592	$7.4592	$7.4592	$7.4592
The valuation for our real properties as of April 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.38%	6.48%	6.20%	6.42%
Discount rate / internal rate of return (“IRR”)	7.28%	7.01%	7.25%	7.17%
Annual market rent growth rate	3.08%	2.90%	2.88%	3.00%
Average holding period (years)	9.9	10.1	9.4	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.74%	2.38%	2.84%	2.60%
	0.25% increase	(2.53)%	(2.20)%	(2.60)%	(2.40)%
Discount rate (weighted-average)	0.25% decrease	2.01%	1.93%	1.84%	1.97%
	0.25% increase	(1.96)%	(1.88)%	(1.80)%	(1.92)%
The valuation of our debt obligations as of April 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the April 30, 2018 valuation was 3.73%.

S-2

A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.14%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.25%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.
C. Status of our Current Offering
As of May 1, 2018, we had raised gross proceeds of approximately $182.1 million from the sale of approximately 24.4 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $19.1 million. As of May 1, 2018, approximately $817.9 million in shares remained available for sale pursuant to this offering, including approximately $230.9 million in shares available for sale through our distribution reinvestment plan.
D. Update Experts Information
The statements included in this Supplement under Section B, “April 30, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

S-3